03001628

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 40287 |

RECEIVED FEB 27 2003 — PROCESSING

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alanar, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 S. Main Street
(No. and Street)

Sullivan (City) Indiana (State) 47882 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vaughn A. Reeves, Sr. (812) 268-3121
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bray & Associates CPA's, LLC
(Name – *if individual, state last, first, middle name*)

122 East Washington Street (Address) Greencastle, (City) Indiana (State) 46135 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Marilou Lawhead, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alanar, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Marilou Lawhead
Signature

Treas.
Title

Greene County
Indiana

Leslie D. Bennett
Notary Public

April 17, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alanar Incorporated
Financial Statements
and
Supplemental Information

December 31, 2002 and 2001

Bray & Associates CPA's, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. David Bray, C.P.A.
Edward H. Hammond, P.A

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBLIC
ACCOUNTANTS SOCIETY

# Independent Auditor's Report

To the Stockholder
Alanar Incorporated

We have audited the balance sheet of Alanar Incorporated as of December 31, 2002-2001, and the related statements of income, changes in stockholder's equity, and cash flows for the two years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alanar Incorporated as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles in the United States of America.

Bray & Associates CPA's

Bray & Associates CPA's, LLC

January 31, 2003

ALANAR INCORPORATED
BALANCE SHEET
DECEMBER 31, 2002-2001

| | | 2002 | | 2001 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current Assets: | | | | |
| Cash and Cash Equivalents | $ | 252,559 | $ | 198,244 |
| Accounts Receivable | | 208,039 | | 154,891 |
| Taxes | | 0 | | 13,561 |
| Clearing Deposit | | 15,000 | | 15,000 |
| Prepaid Expense | | 1,461 | | 1772 |
| Total Current Assets | $ | 477,059 | $ | 383,468 |
| Net property and equipment, at cost (Note 2) | $ | 155,528 | $ | 146,317 |
| Other Assets: | | | | |
| Bonds | $ | 39,861 | $ | 28,738 |
| Notes Receivable- Officer | | 197,396 | | 175,054 |
| Total Other Assets | $ | 237,257 | $ | 203,792 |
| Total Assets | $ | 869,844 | $ | 733,577 |
| **Liabilities and Stockholder's Equity** | | | | |
| Liabilities: | | | | |
| Current Liabilities: | | | | |
| Trade Accounts Payable | $ | 53,898 | $ | 31,950 |
| Accrued Payroll | | 95,559 | | 43,379 |
| Payroll Taxes Payable | | 24,100 | | 27,033 |
| Income Taxes Payable | | 17,418 | | 0 |
| Total Current Liabilities | $ | 190,975 | $ | 102,362 |
| Long-Term Debt: | | | | |
| Deferred Federal Income Tax | $ | 11,372 | $ | 11,372 |
| Total Long Term Debt | | 11,372 | | 11,372 |
| Total Liabilities | $ | 202,347 | $ | 113,734 |
| Stockholder's Equity: | | | | |
| Common stock, $ 5.00 par value; 5,000 shares authorized, issued and outstanding | $ | 25,000 | $ | 25,000 |
| Additional paid-in capital | | 154,616 | | 154,616 |
| Retained Earnings | | 487,881 | | 440,227 |
| Total Stockholder's Equity | $ | 667,497 | $ | 619,843 |
| Total Liabilities and Stockholder's Equity | $ | 869,844 | $ | 733,577 |

See Accountant's Report and Accompanying Notes

ALANAR INCORPORATED
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002-2001

| | 2002 | 2001 |
|---|---|---|
| Income: | | |
| Commissions/Fees | $ 2,187,076 | $ 1,887,222 |
| Interest | 20,629 | 24,768 |
| Total Income | $ 2,207,705 | $ 1,911,990 |
| Expenses: | | |
| Commissions/Salaries | $ 1,452,623 | $ 1,407,840 |
| Regulatory Fees/License Fees | 25,915 | 22,891 |
| Depreciation/Amortization | 31,468 | 31,289 |
| Taxes Other Than Income | 106,025 | 99,194 |
| General and Administrative | 459,220 | 278,148 |
| Occupancy | 62,076 | 52,530 |
| Total Expenses | $ 2,137,327 | $ 1,891,892 |
| Other Income and Expense | | |
| Rent | $ 2,276 | $ 2,276 |
| Loss on Sale of Equipment | (1,155) | 0 |
| Recovery of Bad Debt | 4,027 | 16,000 |
| Junked Items and Leasehold Improvements | 0 | (94) |
| Income before income taxes | $ 73,250 | $ 38,280 |
| Provisions for Federal and State income taxes, current and deferred | 25,597 | 5,095 |
| Net income | $ 47,653 | $ 33,185 |

See Accountant's Report and Accompanying Notes.

ALANAR INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 - 2001

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Cash Flows from Operating Activities: | | | | |
| Net Income | $ | 47,653 | $ | 33,185 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | |
| Gain on Sale of Asset | | 0 | | 0 |
| Amortization | | 2,798 | | 2,777 |
| Depreciation | | 28,670 | | 28,512 |
| (Increase) Decrease in: | | | | |
| Accounts Receivable | | (53,148) | | 4,455 |
| Employee Advances/Notes | | (22,342) | | (322) |
| Prepaid Expense | | 311 | | 4,937 |
| Income Tax Receivable | | 13,561 | | 7,930 |
| Increase (Decrease) in: | | | | |
| Accounts Payable | | 21,948 | | (21,082) |
| Accrued Wages | | 52,180 | | (26,442) |
| Payroll Taxes | | 0 | | (1,224) |
| Income Taxes Payable | | (2,933) | | 0 |
| Deferred State, Federal Income Tax Payable | | 17,418 | | (9,074) |
| Net Cash Provided (Used) by Operating Activities | $ | 106,116 | $ | 23,652 |
| Cash Flows from Investing Activities: | | | | |
| Purchase of Equipment & Vehicles | | (48,551) | | (37,804) |
| Proceeds from Sale of Bonds | | 816 | | 5,414 |
| Purchase of Bonds & Accrued Interest | | (11,941) | | 94 |
| Loss on Junked Items | | 1,155 | | 0 |
| Sale of Assets | | 6,720 | | 0 |
| Net Cash (Used) by Investing Activities | $ | (51,801) | $ | (32,296) |
| Cash Flows from Financing Activities: | | | | |
| Dividends Paid | $ | 0 | | 0 |
| Net Cash (Used) by Financing Activities | $ | 0 | $ | 0 |
| Net Increase(Decrease) in Cash | $ | 54,315 | $ | (8,644) |
| Cash and Cash Equivalents at beginning of year | | 198,244 | | 206,888 |
| Cash and Cash Equivalents at end of year | $ | 252,559 | $ | 198,244 |
| Supplemental Disclosures: | | | | |
| State and Federal Income taxes paid | $ | 1,700 | $ | 0 |
| Interest Paid | | 0 | | 0 |

See Accountant's Report and Accompanying Notes.

Alanar, Inc.
Statement of Changes in Stockholder's Equity
for the years ended December 31, 2002, 2001
(Dollars Except Shares Data)

| | Common | | Additional Paid-In Capital | Retained Earnings | Total Stockholders Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance at December 31, 2001 | 5000 | $25,000 | 154616 | 440227 | 619843 |
| Net Income | | | | 47654 | 47654 |
| Balance at December 31, 2002 | 5000 | $25,000 | 154616 | 487881 | 667497 |

These notes are an integral part of the preceding financial statements.

ALANAR INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Description of business and summary of significant accounting policies:

Alanar Incorporated (the company) located in Sullivan, Indiana was incorporated in Indiana on September 1, 1988 for the purpose of qualifying as a broker-dealer. The company was licensed as a broker-dealer and began operations on September 2, 1988. The company is licensed in several states as a broker dealer. The company primarily assists churches in preparing bond issues for new construction.

The following is a summary of the more important accounting principles and policies followed by the company.

Revenue recognition

Revenue related to commissions earned resulting from the sale of securities is recognized generally at the "date of closing." Revenue from underwriting is recognized when cash is received.

Income taxes

Current and deferred income taxes are provided in amounts sufficient to give effect to timing differences between financial and tax reporting which results from the differences in tax reporting and accrual basis for financial reporting.

Property and equipment

Depreciation and amortization of equipment is computed using the straight-line method with estimated useful lives ranging from five to seven years. The company renovated its leased property and is depreciating these improvements on a straight-line basis over a range of ten to thirty-nine years.

Expenditures for maintenance and repairs are charged to expense as incurred. Additions and betterments are capitalized. The cost of properties sold or otherwise disposed of, and the accumulated depreciation thereon, is eliminated from the property and reserve accounts, and gains and losses are reflected in income.

Cash equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Note 2-Property and equipment:

Property and equipment consists of the following:

| | Depreciable Lives (Years) | 2002 | 2001 |
|---|---|---|---|
| Equipment | 5-7 | $ 239,843 | $ 191,288 |
| Vehicles | 5 | 0 | 10,500 |
| Leasehold Improve. | 10-39 | 47,559 | 47,559 |
| Less: Accumulated Depreciation | | ( 124,678) | (98,632) |
| and Amortization | | ( 7,196) | ( 4,398) |
| Net property and equipment | | $ 155,528 | $ 146,317 |

Note 3- Income taxes:

The income tax payable provision for the year ended December 31, 2002-2001 consists of the following: The Company had an overpayment to cover 2001 income taxes.

| | 2002 | 2001 |
|---|---|---|
| Federal, current | $ 13,838 | $ 0 |
| State, current | 3,580 | 0 |
| | $ 17,418 | $ 0 |

Transactions with related parties

The company rents it's facilities and certain equipment from Vaughn Reeves, Sr., the President. Rental payments for these assets total $ 75,064 for 2002 and $ 61,680 for 2001.

Pension Plan

The company began an approved pension plan during 1995. All employees are eligible to participate. The company matches up to 10% of employee deferrals. For the year ended the expense to the company was $ 9,572 for 2001 and $ 8,055 for 2002.

Net capital requirements:

The company is subject to the Securities and Exchange Commission Uniform Net Capital rule which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2002, the company had net capital of $ 125,843, which was $ 112,353 in excess of its required net capital of $ 13,490 based on aggregate indebtedness.

Leases

The company has incurred lease obligations in the leasing of equipment at December 31, 2002. Scheduled lease payments are as follows: The building is leased from the President on an annual renewable lease. The lease for 2003 is $ 49,440.00 and is included in the 2003 amount.

| | |
|---|---|
| 2003 | 75,202 |
| 2004 | 20,412 |
| 2005 | 15,408 |
| 2006 | 1,428 |
| 2007 | 357 |

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Bray & Associates CPA's, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. DAVID BRAY, C.P.A.
EDWARD H. HAMMOND, P.A.

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBLIC
ACCOUNTANTS SOCIETY

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder
Alanar Incorporated

In planning and performing our audit of the financial statements of Alanar, Incorporated for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Alanar Incorporated that we considered relevant to the objectives stated in rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Stockholder
Alanar Incorporated
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

Bray & Associates, CPAs

BRAY & ASSOCIATES CPA'S, LLC

January 31, 2003

BRAY & ASSOCIATES CPA's, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. DAVID BRAY, C.P.A.
EDWARD H. HAMMOND, P.A.

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBLIC
ACCOUNTANTS SOCIETY

# INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholder
Alanar, Incorporated

Our report on our audit of the basic financial statements of Alanar Incorporated for 2002 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule 1, 2 and 3 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bray & Associates CPA's

BRAY & ASSOCIATES CPA's, LLC

January 31, 2003

SUPPLEMENTAL INFORMATION

ALANAR INCORPORATED
SCHEDULE I
RECONCILITION OF AUDITED AND UNAUDITED REPORTS
DECEMBER 31, 2002

| | As Reported | Adjustment Debit | Adjustment Credit | As Audited |
|---|---|---|---|---|
| Assets: | | | | |
| Cash | $ 252,559 | | | $ 252,559 |
| Clearing Account | 15,000 | | | 15,000 |
| Receivables | 406,894 | | | 406,894 |
| Debt Securities | 39,863 | | | 39,863 |
| Equipment/ Leasehold Improvements | 155,528 | | | 155,528 |
| Total Assets | $ 869,844 | | | $ 869,844 |
| Liabilities | | | | |
| Accounts Payable & Accrued Expense | $ 202,347 | | | $ 202,347 |
| Total Liabilities | $ 202,347 | | | $ 202,347 |
| Stockholder's Equity | | | | |
| Common Stock | $ 25,000 | | | 25,000 |
| Additional Paid-In Capital | 154,616 | | | 154,616 |
| Retained Earnings | 487,881 | | | 487,881 |
| Total Stockholder's Equity | 667,497 | $ | | 667,497 |
| Total Liabilities & Stockholder's Equity | $ 869,844 | $ 0 | $ 0 | $ 869,844 |

See Independent Auditor's Report on Supplemental Information.

ALANAR INCORPORATED
SCHEDULE 2
EXPLANATION OF AUDIT ADJUSTMENTS

| | Dollars | |
|---|---|---|
| | Debit | Credit |
| No Adjustments Made | | |



See Independent Auditor's Report on Supplemental Information.

ALANAR INCORPORATED
SCHEDULE 3
RECONCILIATION OF ADJUSTED NET CAPITAL AS REPORTED
COMPARED TO AMOUNT PREVIOUSLY REPORTED BY BROKER-DEALER
DECEMBER 31, 2002

| | | AS REPORTED | | ADJUSTMENTS | | AS CORRECTED |
|---|---|---|---|---|---|---|
| Total Ownership | $ | 667,496 | $ | 0 | $ | 667,496 |
| Less Non Allowable | | 501,791 | | 0 | | (501,791) |
| Net Capital Before Haircuts | $ | 165,705 | $ | 0 | $ | 165,705 |
| Less Debt Securities | | 39,863 | | | | 39,863 |
| Net Capital | $ | 125,842 | | 0 | $ | 125,842 |
| Less: Capital Required Based on Aggregated Indebtedness | | (13,489) | | 0 | | (7,582) |
| Net Capital In Excess | $ | 112,353 | $ | 0 | $ | 112,353 |
| Total Liabilities | | 202,347 | | 0 | | 202,347 |

See Independent Auditor's Report on Supplemental Information.